UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER TO RULE 13A or 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: March 28, 2005 (8)	File No.: 0-11378

TRANSGLOBE ENERGY CORPORATION
(Translation of Registrant’s Name into English)

#2500, 605 - 5th Avenue S.W., Calgary, AB T2P 3H5
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F
Form 20F ☐    Form 40F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g-3-2(b): 82 - _______.

SUBMITTED HEREWITH

FORM 6K	Page 2

Exhibit	Description

99.1	Notice of Annual Meeting to be held on May 11, 2005/Information Circular.

99.2	Audited Consolidated Financial Statements as at December 31, 2004 (from the Annual Report for the year ended December 31, 2004).

99.3	MD&A (from the Annual Report for the year ended December 31, 2004).

99.4	Form 52-109FT1 – Certification of Annual Filings during Transition Period – signed by Ross G. Clarkson, President & CEO.

99.5	Form 52-109FT1 – Certification of Annual Filings during Transition Period – signed by David C. Ferguson, Vice President, Finance & CFO.

99.6	Annual Report

99.6	Annual Report (PDF version for printing)

99.7	Form of Proxy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransGlobe Energy Corporation
(Registrant)

Date: March 28, 2005	By:	/s/ Ross Clarkson
Ross Clarkson,
President & CEO